June 4, 2019

Chaya Hendrick
Chief Executive Officer
SmartMetric, Inc.
3960 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89109

       Re: SmartMetric, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2018
           Filed October 12, 2018
           File No. 000-54853

Dear Ms. Hendrick:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction